Exhibit (d)(2)

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (“Agreement”) is being entered into as of June 18, 2019, between INSTRUCTURE, INC., a Delaware corporation (the “Company”), and THOMA BRAVO, LLC, a Delaware limited liability company (“Counterparty”).

In order to facilitate the consideration and negotiation of a possible negotiated transaction between the Company and Counterparty (the “Transaction”), each of the Company and Counterparty (referred to collectively as the “Parties” and individually as a “Party”) has either requested or may request access to certain non-public information regarding the other Party and the other Party’s subsidiaries. (Each Party, in its capacity as a provider of information, is referred to in this Agreement as the “Provider”; and each Party, in its capacity as a recipient of information, is referred to in this Agreement as the “Recipient”.) This Agreement sets forth the Parties’ obligations regarding the use and disclosure of such information and regarding various related matters.

The Parties, intending to be legally bound, acknowledge and agree as follows:

1. Limitations on Use and Disclosure of Confidential Information. Subject to Section 4 below, and except as otherwise provided in this Agreement, neither the Recipient nor any of the Recipient’s Representatives (as defined in Section 16 below) will, at any time, directly or indirectly:

(a) make use, or allow the use, of any of the Provider’s Confidential Information (as defined in Section 15 below), except for the specific purpose of considering, evaluating, negotiating and consummating the Transaction; or

(b) disclose any of the Provider’s Confidential Information to any other Person (as defined in Section 16 below).

The Recipient will be liable and responsible for any breach of this Agreement by any of its Representatives and for any other action or conduct on the part of any of its Representatives that is inconsistent with any provision of this Agreement. The Recipient will (at its own expense) use its reasonable best efforts to take actions necessary to restrain its Representatives from making any unauthorized use or disclosure of any of the Provider’s Confidential Information.

2. Provider Contact. Neither the Recipient nor any of the Recipient’s Representatives will contact or otherwise communicate with any other Representative or employee of the Provider in connection with the Transaction without the prior written authorization of the Provider.

3. No Representations by Provider. The Provider will have the exclusive authority to decide what Confidential Information (if any) of the Provider is to be made available to the Recipient and its Representatives. Neither the Provider nor any of the Provider’s Representatives will be under any obligation to make any particular Confidential Information of the Provider available to the Recipient or any of the Recipient’s Representatives or to supplement or update any Confidential Information of the Provider previously furnished. Neither the Provider nor any of its Representatives has made or is making any representation or warranty, express or implied, as to the accuracy or completeness of any of the Provider’s Confidential Information, and neither the Provider nor any of its Representatives will have any liability to the Recipient or to any of the Recipient’s Representatives on any basis (including, without limitation, in contract, tort or under United States federal or state securities laws or otherwise) relating to or resulting from the use of any of the Provider’s Confidential Information or any inaccuracies or errors therein or omissions therefrom. Only those representations and warranties (if any) that are included in any final definitive written agreement that provides for the consummation of a negotiated transaction between the Parties and is validly executed on behalf of the Parties that is executed on or after the date of this Agreement (a “Definitive Agreement”) will have legal effect.

4. Permitted Disclosures.

(a) Notwithstanding the limitations set forth in Section 1 above:

(i) the Recipient (and, if applicable, any of its Representatives) may disclose Confidential Information of the Provider if and to the extent that the Provider consents in writing to the Recipient’s (or, if applicable, any of its Representative’s) disclosure thereof;

(ii) subject to Section 4(b) below, the Recipient (and, if applicable, any of its Representatives) may disclose Confidential Information of the Provider to any Representative of the Recipient, but only to the extent such Representative (A) needs to know such Confidential Information for the purpose of helping the Recipient consider, evaluate, negotiate or consummate the Transaction, and (B) has been instructed to comply with the applicable provisions of this Agreement and has agreed to comply with the applicable provisions hereof or is otherwise bound by confidentiality obligations at least as restrictive as those contained in this Agreement; and

(iii) subject to Section 4(c) below, the Recipient (and, if applicable, any of its Representatives) may disclose Confidential Information of the Provider to the extent required by applicable law, rule, governmental regulation (including in connection with any legal, regulatory, judicial or administrative process or any audit or inquiry by a regulator, bank examiner or auditor), self-regulating organization or pursuant to mandatory professional ethics rules (collectively, “Law”).

(b) If prior to providing certain Confidential Information to the Recipient (and, if applicable, its Representatives), the Provider delivers to the Recipient a written notice stating that such Confidential Information of the Provider may be disclosed only to specified Representatives of the Recipient, then, notwithstanding anything to the contrary contained in Section 4(a)(ii) above, the Recipient (and, if applicable, such specified Representatives) shall not thereafter disclose or permit the disclosure of any of such Confidential Information to any Representative other than those specified by Provider.

(c) If the Recipient or any of the Recipient’s Representatives is required by Law to disclose any of the Provider’s Confidential Information to any Person, then the Recipient will, so long as it is permitted by Law, promptly, and in any event within five (5) business days, provide the Provider with written notice of the applicable Law so that the Provider may seek a protective order or other appropriate remedy. The Recipient and its Representatives will reasonably cooperate with the Provider and the Provider’s Representatives in any reasonable attempt by the Provider to obtain any such protective order or other remedy. If the Provider elects not to seek, or is unsuccessful in obtaining, to the extent applicable, any such protective order or other remedy in connection with any requirement that the Recipient or any of its Representatives, as applicable and as legally required, disclose Confidential Information of the Provider, and if the Recipient obtains advice of legal counsel confirming that the disclosure of such Confidential Information is legally required, then the Recipient or any of such Representatives, as applicable, may disclose such Confidential Information to the extent legally required; provided, however, that the Recipient and its Representatives will use their commercially reasonable efforts to ensure that such Confidential Information is treated confidentially by each Person to whom it is disclosed. Notwithstanding the foregoing, Confidential Information may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests for information in connection with routine supervisory examinations by regulatory authorities with jurisdiction over the Recipient or its Representatives and not directed at the Provider or the Transaction; provided that the Recipient or its Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and to keep such information confidential in accordance with such authority’s policies and procedures.

5. Return of Confidential Information. Upon the Provider’s written request, the Recipient and the Recipient’s Representatives will promptly deliver to the Provider all of the Provider’s Confidential Information (and all copies thereof) obtained or possessed by the Recipient or any of the Recipient’s Representatives; provided, however, that, in lieu of delivering to the Provider any written materials containing Confidential Information of the Provider, the Recipient and its Representatives may destroy such written materials and deliver to the Provider, upon Provider’s written request, a certificate confirming their destruction within five (5) business days of such request; provided further, that (a) Recipient and its Representatives shall not be required to destroy any computer files stored securely by them that are created pursuant to Recipient’s standard and automatic backup or archival procedures; and (b) Recipient’s external professional advisors (including its external auditors) shall be entitled to retain such Confidential Information as they are required to retain by law or any professional standard applicable to them. Such retained Confidential Information shall continue to be maintained in accordance with this Agreement’s confidentiality and use terms until the earlier of (x) such electronic data or other record no longer constituting “Confidential Information” or (y) the return or destruction of such electronic data or other record in accordance with this Section 5. Notwithstanding the delivery to the Provider (or the destruction by the Recipient) of Confidential Information of the Provider pursuant to this Section 5, the Recipient and its Representatives will continue to be bound by their confidentiality obligations and other obligations under this Agreement.

6. Limitations on Soliciting Employees. During the 12-month period commencing on the date of this Agreement, neither Counterparty nor any of its Representatives acting on its behalf will directly or indirectly solicit, induce, encourage or attempt to solicit, induce or encourage any officer, director or employee that is at the vice-president level or above of the Company or any of its known subsidiaries to terminate such employee’s relationship with the Company or the relevant known subsidiary in order to become an employee, consultant or independent contractor of Counterparty or an affiliate of Counterparty; provided that the foregoing restrictions shall not apply to any solicitations made pursuant to general advertising or through search firms that are not directed specifically at employees of the Company or any of its subsidiaries. In addition, the foregoing restrictions do not apply in situations where applicable employees of the Company initiate discussions regarding employment without any direct solicitation by Counterparty or any of its Representatives acting on its behalf or if such employee has been terminated by the Company or any of its known subsidiaries.

7. Standstill Provision. During the 12-month period commencing on the date of this Agreement (the “Standstill Period”), neither Party nor any of such Party’s Representatives on behalf of such Party will, in any manner, directly or indirectly, unless permitted by the other Party’s board of directors:

(a) make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any equity securities of the other Party or any equity securities (including derivatives thereof) of any subsidiary or other controlled affiliate of the other Party, (ii) any acquisition of any assets of the other Party or any assets of any subsidiary, division or other controlled affiliate of the other Party, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the other Party or any subsidiary or other controlled affiliate of the other Party or involving any securities or assets of the other Party or any securities or assets of any subsidiary, division or other affiliate of the other Party, or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the Securities and Exchange Commission) or consents with respect to any securities of the other Party; or

(b) form, join or participate in a “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) with respect to the beneficial ownership of any securities of the other Party or any subsidiary or division of the other Party.

Notwithstanding any other provision of this Agreement to the contrary, nothing in this Agreement will be deemed to prohibit a Party from confidentially communicating to the other Party’s board of directors or senior management or external financial advisors any non-public proposals regarding a possible transaction of any kind. The expiration of the Standstill Period will not terminate or otherwise affect any of the other provisions of this Agreement.

8. No Obligation to Pursue Transaction. Unless the Parties enter into a Definitive Agreement, no agreement providing for the Transaction will be deemed to exist between the Parties, and neither Party will be under any obligation to negotiate or enter into any such agreement or transaction with the other Party. The Company reserves the right, in its sole discretion: (a) to conduct any process it deems appropriate with respect to the Transaction and to modify any procedures relating to any such process without giving notice to the Counterparty or any other Person; (b) to reject any proposal made by the Counterparty or any of the Counterparty’s

Representatives with respect to the Transaction; and (c) to terminate discussions and negotiations with the Counterparty at any time. Each Party recognizes that, except as expressly provided herein or in any Definitive Agreement: (x) the other Party and its Representatives will be free to negotiate with, and to enter into any agreement or transaction with, any other interested party; and (y) such Party will not have any rights or claims against the other Party or any of the other Party’s Representatives arising out of or relating to any transaction or proposed transaction involving the other Party.

9. No Waiver. No failure or delay by either Party or any of its Representatives in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, and no single or partial exercise of any such right, power or privilege will preclude any other or future exercise thereof or the exercise of any other right, power or privilege under this Agreement. No provision of this Agreement can be waived or amended except by means of a written instrument that is validly executed on behalf of both of the Parties and that refers specifically to the particular provision or provisions being waived or amended.

10. Remedies. Each Party acknowledges that money damages would not be a sufficient remedy for any breach of this Agreement by such Party or by any of such Party’s Representatives and that the other Party would suffer irreparable harm as a result of any such breach. Accordingly, each Party will also be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any breach or threatened breach of this Agreement by the other Party or any of the other Party’s Representatives, and each Party further agrees to waive any requirement for the showing of actual damages or securing or posting of any bond or other security in connection with such remedy. The equitable remedies referred to above will not be deemed to be the exclusive remedies for a breach of this Agreement, but rather will be in addition to all other remedies available at law or in equity to the Parties. If any action, suit or proceeding is necessary to enforce or interpret the terms of this Agreement, the prevailing Party as determined by a court of competent jurisdiction in a final non-appealable order shall be entitled to recover from the non- prevailing Party its reasonable attorneys’ fees and expenses and court costs, in addition to any other remedy it may have.

11. Trading in Securities. The Recipient acknowledges and agrees that it is aware (and that the Recipient’s Representatives are aware or will be advised by the Recipient) that Confidential Information being furnished by the Provider may contain material, non-public information regarding the Provider and that the United States securities laws prohibit any Person who has such material, non-public information from purchasing or selling securities of the Provider on the basis of such information or from communicating such information to any Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities on the basis of such information.

12. Successors and Assigns; No assignment. This Agreement will be binding upon and inure to the benefit of each Party and its Representatives and their respective heirs, successors and assigns. This Agreement may not be assigned by any Party without the express prior written consent of the other Party.

13. Applicable Law; Jurisdiction and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Each Party and its Representatives: (a) irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agrees that service of any process, summons, notice or document by U.S. registered mail to the address set forth opposite the name of such Party at the end of this Agreement shall be effective service of process for any such action, suit or proceeding brought against such Party or any of such Party’s Representatives; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in any state or federal court located in the State of Delaware; and (d) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in any state or federal court located in the State of York has been brought in an inconvenient forum.

14. Debt Financing Sources. Without limiting anything in this Agreement, Counterparty represents that neither it nor, to the best of its knowledge, any of its Representatives has entered into (and, except with the prior written consent of the Company, agrees that it will not and will use reasonable efforts to ensure that its Representatives will not enter into) directly or indirectly, any agreement, arrangement or understanding with any person that would restrict the ability of any other person to provide debt financing for a possible transaction involving the Company.

15. Confidential Information. For purposes of this Agreement, the Provider’s “Confidential Information” means:

(a) any information (including any technology, know-how, patent application, test result, research study, business plan, budget, forecast or projection) relating to the business of the Provider, any predecessor entity or any subsidiary or other affiliate of the Provider (whether prepared by the Provider or by any other Person and whether or not in written form) that is or that has at any time been made available to the Recipient or any Representative of the Recipient by or on behalf of the Provider or any Representative of the Provider on or after the date hereof;

(b) any memorandum, analysis, compilation, summary, interpretation, study, plan, report or other document, record or material that is or has been prepared by or for the Recipient or any Representative of the Recipient and that contains, reflects, interprets or is based directly or indirectly upon any information of the type referred to in clause “(a)” of this Section 15;

(c) the existence and terms of this Agreement, and the fact that information of the type referred to in clause “(a)” of this Section 15 has been made available to the Recipient or any of its Representatives; and

(d) the fact that discussions or negotiations are or may be taking place with respect to the Transaction and the proposed terms of any such Transaction.

However, the Provider’s “Confidential Information” will not be deemed to include:

(i) any information that is or becomes generally available to the public other than as a direct or indirect result of the disclosure of any of such information by the Recipient or by any of the Recipient’s Representatives;

(ii) any information that was in the Recipient’s possession prior to the time it was first made available to the Recipient or any of the Recipient’s Representatives by or on behalf of the Provider or any of the Provider’s Representatives; provided that the source of such information was not and is not known to the Recipient to be bound by any contractual or other obligation of confidentiality to the Provider or to any other Person with respect to any of such information;

(iii) any information that becomes available to the Recipient on a non- confidential basis from a source other than the Provider or any of the Provider’s Representatives; provided that such source is not known to the Recipient to be bound by any contractual or other obligation of confidentiality to the Provider or to any other Person with respect to any of such information; or

(iv) any information that is developed by or on behalf of the Recipient independently of the disclosure of Confidential Information and without reference to or use of Confidential Information.

16. Miscellaneous.

(a) For purposes of this Agreement, a Party’s “Representatives” will be deemed to include each Person that is or during the term of this Agreement becomes (i) an affiliate, affiliated fund or limited partner of such Party or (ii) an officer, director, member, manager, executive partner, employee, partner, advisor (including without limitation accountants, attorneys, financial advisors, and consultants), agent or other representative of such Party or of such Party’s affiliates, except that no such parties will be considered a Recipient’s Representatives unless and until they actually receive Confidential Information from the Recipient or at its direction. Notwithstanding anything herein to the contrary, Recipient will have no liability with respect to, any potential co- investor, co-bidder, provider of equity capital or proposed joint buyer in the Transaction.

(b) The term “Person,” as used in this Agreement, will be broadly interpreted to include any individual and any corporation, partnership, entity, group, tribunal or governmental authority.

(c) The bold-faced captions appearing in this Agreement have been included only for convenience and shall not affect or be taken into account in the interpretation of this Agreement.

(d) Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(e) By making Confidential Information or other information available to the Recipient or the Recipient’s Representatives, the Provider is not, and shall not be deemed to be, granting (expressly or by implication) any license or other right under or with respect to any patent, trade secret, copyright, trademark or other proprietary or intellectual property right. Neither the Recipient nor the Recipient’s Representatives shall file any patent application containing any claim to any subject matter derived from the Confidential Information of the Provider.

(f) To the extent that any Confidential Information includes materials or other information that may be subject to the attorney-client privilege, work product doctrine or any other applicable privilege or doctrine concerning any Confidential Information or any pending, threatened or prospective action, suit, proceeding, investigation, arbitration or dispute, it is acknowledged and agreed that the Parties have a commonality of interest with respect to such Confidential Information or action, suit, proceeding, investigation, arbitration or dispute and that it is the Parties’ mutual desire, intention and understanding that the sharing of such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client privilege, work product doctrine or other applicable privilege or doctrine. Accordingly, all Confidential Information that is entitled to protection under the attorney- client privilege, work product doctrine or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine, and the Parties agree to take all measures necessary to preserve, to the fullest extent possible, the applicability of all such privileges or doctrines.

(g) This Agreement constitutes the entire agreement between the Recipient and the Provider regarding the subject matter hereof and supersedes any prior agreement between the Recipient and the Provider regarding the subject matter hereof. The terms of this Agreement shall control over any additional purported confidentiality requirements imposed by any offering memorandum, web-based database or similar repository of Confidential Information to which the Recipient or any of its Representatives is granted access in connection with the Transaction, notwithstanding acceptance of such an offering memorandum or submission of an electronic signature, “clicking” on an “I agree” icon or other indication of assent to such additional confidentiality conditions.

(h) This Agreement shall continue in full force and effect for a period of two (2) years from the effective date of this Agreement; provided that Section 13 (applicable law and jurisdiction) shall be binding in perpetuity or until the latest date permitted by law. For the avoidance of doubt, the termination of this Agreement shall not relieve any Party from any liability with respect to any violation or breach of any provision contained in this Agreement and after the termination of this Agreement, Recipient shall not use or disclose any of the Provider’s Confidential Information that is retained by Recipient pursuant to Section 5, including for archival purposes. Nothing herein is intended to limit or abridge the protection of trade secrets under applicable trade secrets law, and the protection of trade secrets by the Recipient shall be maintained as such until they fall into the public domain.

(i) The Recipient agrees not to export, directly or indirectly, any U.S. source technical data acquired from the Provider or any products utilizing such data to countries outside the United States, which export may be in violation of the United States export laws or regulations.

(j) This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Consent and counterparts may be delivered via facsimile, electronic mail or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes. Except as contemplated by Section 13, any notice required or permitted by this Agreement will be in writing and will be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier; (iii) by telecopy or facsimile or electronic mail transmission; or (iv) by certified or registered mail. Notice will be sent to the addresses set forth below or such other address as either Party may specify in writing.

(k) The Parties hereto confirm their agreement that this Agreement, as well as any amendment hereto and all other documents related hereto, including legal notices, shall be in the English language only.

(l) The Company acknowledges that (i) the Counterparty and its affiliates are engaged in the business of private equity investing and may from time to time invest in entities that develop and utilize technologies, products or services that are similar to or competitive with those of the Company, and (ii) except insofar as this Agreement restricts the disclosure or use of the Confidential Information, this Agreement shall not prevent the Counterparty or its affiliates from (a) engaging in or operating any business, (b) entering into any agreement or business relationship with any third party, or (c) evaluating or engaging in investment discussions with, or investing in, any third party, whether or not competitive with the Company or its affiliates. The Company acknowledges that the Counterparty or its affiliates’ directors, officers or employees may serve as directors of portfolio companies of investment funds managed by the Counterparty, and the Company agrees that such portfolio companies will not be deemed to have received Confidential Information solely because any such individual serves on the board of such portfolio company; provided, that Counterparty, its Representatives and such individual has not provided such portfolio company or any other director, officer, employee or other representative of such portfolio company with Confidential Information.

(m) Notwithstanding anything to the contrary contained in this Agreement, this Agreement is entered into by Counterparty on its own behalf as the investment manager of a private equity fund or funds affiliated with Counterparty (the “Fund”). Companies in which Counterparty or the Fund or other affiliated funds have invested (“portfolio companies”) are not parties to or bound by the terms of this Agreement unless specifically named herein or otherwise provided Confidential Information by Counterparty or its Representatives.

The parties have caused this Agreement to be executed as of the date first set forth above.

INSTRUCTURE, INC.

By:	/s/ Matt Kaminer
Name:	Matt Kaminer
Title:	Chief Legal Officer

THOMA BRAVO, LLC

By:	/s/ Brian Jaffee
Name:	Brian Jaffee
Title:	Principal